PEOPLES BANCORP INC.
138 Putnam Street
P. O. Box 738
Marietta, Ohio 45750-0738
(740) 374-6136
www.peoplesbancorp.com

November 26, 2008

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:      Kathryn McHale
Staff Attorney
Mail Stop 4561

Re:	Peoples Bancorp Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-16772
Filed November 13, 2008

Dear Ms. McHale:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter, dated November 20, 2008, related to the preliminary proxy statement (the “Proxy Statement”) to be furnished to the shareholders of Peoples Bancorp Inc. (“Peoples”, “we” or “our”) in connection with the solicitation of proxies by the Board of Directors of Peoples to vote at the Special Meeting of Shareholders (the “Special Meeting”) originally scheduled to be held on December 22, 2008.

On November 3, 2008, Peoples applied to participate in the Capital Purchase Program (the “Capital Purchase Program”) created by the United States Department of the Treasury (the “Treasury” or the “Treasury Department”) as part of the Troubled Asset Relief Program (“TARP”) instituted under the Emergency Economic Stabilization Act of 2008.  Peoples received preliminary approval of its application on November 12, 2008.  Based on the investment of $39,000,000 which the Treasury preliminarily approved, Peoples would issue 39,000 cumulative perpetual preferred shares, with a liquidation preference of $1,000 per share (“Senior Preferred Shares”) to the Treasury.

Peoples must also issue a warrant (the “Warrant”) to the Treasury to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the Treasury.  The initial exercise price for the Warrant, and the market price for determining the number of common shares subject to the Warrant, will be calculated based on the average of the closing prices of Peoples’ common shares for the 20 trading days ending on the last trading day prior to November 12, 2008, which was the date Peoples’ application for participation in the Capital Purchase Program was preliminarily approved by the Treasury.  Based on the investment of $39,000,000 which the Treasury preliminarily approved and the average of the closing prices of Peoples’ common shares on the 20 trading days ended November 11, 2008 ($18.66), the number of Peoples common shares subject to the Warrant will be 313,505 or 3.0% of the common shares outstanding on November 11, 2008.

United States Securities and Exchange Commission
November 25, 2008

Please be advised that Peoples’ Board of Directors has moved the date of the Special Meeting to Thursday, January 22, 2009.  Because we have decided to incorporate by reference the financial information contemplated by Item 13 of Schedule 14A (as discussed below), we must send the Proxy Statement to shareholders no later than 20 business days prior to the Special Meeting to comply with General Note D.3. of Schedule 14A.  The new date on which the Special Meeting is scheduled to be held is expected to permit Peoples to satisfy the applicable requirements under Schedule 14A as well as the timeframe for participation in the Treasury’s Capital Purchase Program.

In responding to the Commission’s comments, Peoples acknowledges that:

•	Peoples is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Peoples may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by our response:

Preliminary Proxy Statement on Schedule 14A

1.
Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.  We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement.  If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

United States Securities and Exchange Commission
November 25, 2008

Response:

In response to the Commission’s comments, we have revised the Proxy Statement to include pro forma financial statements that comply with Article 11 of Regulation S-X and reflect the pro forma effects of the issuance and sale of the Senior Preferred Shares and the Warrant to the Treasury Department.  Copies of the Pro Forma Condensed Consolidated Balance Sheet Data and Capital Ratios as of September 30, 2008 and Pro Forma Condensed Consolidated Statements of Income for the nine months ended September 30, 2008 and for the fiscal year ended December 31, 2007 (the “Pro Forma Financial Statements”) are attached hereto as Exhibit A.  In addition, we have revised the Proxy Statement to incorporate by reference the financial information of Peoples as contemplated by Item 13 of Schedule 14A.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

•	how the application of the proceeds of the transaction may potentially effect your net interest margin;

•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Response:

In the Pro Forma Financial Statements, we have addressed the pro forma effect of the issuance of the minimum and maximum amounts of the Senior Preferred Shares, and the corresponding Warrant, on Peoples’ net interest income (margin), net income available to common shareholders, basic earnings per share, diluted earnings per share and weighted-average number of diluted shares outstanding for the nine months ended September 30, 2008 and for the fiscal year ended December 31, 2007  (see the Pro Forma Financial Statements attached hereto as Exhibit A).

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable.  You should consider only those plans for the proceeds that meet the factually supportable criteria.

United States Securities and Exchange Commission
November 25, 2008

Response:

We discuss the expected uses of the proceeds from the sale of the Senior Preferred Shares in the second paragraph under “Overview” within the new section which will be captioned “Pro Forma Effect on Peoples’ Financial Statements”” as well as Note (3) to the Pro Forma Statements of Income (see the Pro Forma Financial Statements attached hereto as Exhibit A).  As more fully described in that section, we expect the immediate intended use of the proceeds will be a reduction in short-term borrowings, consisting primarily of overnight advances from the Federal Home Loan Bank, while the proceeds ultimately will be used to fund new loan originations or other balance sheet growth.  We believe the short-term use is factually supportable based on the level of overnight borrowings maintained during the periods presented.  We do not believe the long-term use of the proceeds is factually supportable because certain elements are beyond our control, such as customer demand for loans.  Therefore, the Pro Forma Financial Statements reflect solely the impact of the reduction in short-term borrowings.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale.  If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

Response:

As indicated above, we have revised the Proxy Statement to include the Pro Forma Financial Statements attached hereto as Exhibit A.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested.  State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding.  Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

Response:

In the Pro Forma Condensed Consolidated Statements of Income, we have included the pro forma effect of the interest savings from the reduction of short-term borrowings, and in the accompanying footnotes, we describe relevant assumptions and methodologies used.  Specifically, in Note (3), we describe the use of proceeds to reduce short-term borrowings and in Notes (5) and (6), we describe the methodologies used such as the treasury stock method, relative fair value and accretion of Senior Preferred Shares using the constant yield approach.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion.  In your analysis, discuss the impact to each of the items noted above as well as to total shareholders’ equity and your capital ratios.

United States Securities and Exchange Commission
November 25, 2008

Response:

As indicated above, we have revised the Proxy Statement to include the Pro Forma Financial Statements attached hereto as Exhibit A.

2.	Please discuss how your participation in the Capital Purchase Program may:

a.	impact the holders of any outstanding senior classes of your securities;

b.	impact the rights of your existing common shareholders; and

c.	dilute the interests of your existing common shareholders.

Response:

Bullet Point No. (a)

As disclosed in the last sentence of the second paragraph under “Who can vote?” (page 3 of the preliminary Proxy Statement), the common shares are the only class of stock of Peoples presently outstanding.  We do not presently have any senior classes of securities outstanding and, therefore, our participation in the Capital Purchase Program would have no impact on holders of any outstanding senior classes of our securities.

We have also disclosed in the first sentence of the second paragraph under “Proposed Amendment to Article FOURTH” (page 12 of the preliminary Proxy Statement) that the common shares are the only class of stock of Peoples presently outstanding.

Bullet Point No. (b)

As disclosed in the second paragraph under “Proposed Amendment to Article FOURTH” on page 12 of the preliminary Proxy Statement, the actual effect of the issuance of any preferred shares upon the rights of holders of common shares cannot be stated until the Board of Directors of Peoples determines the specific rights of any preferred shares.  However, the effects might include, among other things, restricting dividends on the common shares, diluting the voting power of the common shares, reducing the market price of the common shares or impairing the liquidation rights of the common shares without further action by the shareholders.

United States Securities and Exchange Commission
November 25, 2008

The preferred shares could be issued so as to make it more difficult for a third party to acquire a majority of Peoples’ outstanding voting stock or otherwise effect a change of control.  However, as stated in the second paragraph under “Potential Anti-Takeover Effect of Preferred Shares” on page 9 of the preliminary Proxy Statement, the Board of Directors does not intend to issue any preferred shares for any defensive or anti-takeover purpose or with features intended specifically to make any attempted acquisition of Peoples more difficult.

The effects upon the rights of holders of Peoples’ common shares of the issuance of Senior Preferred Shares and the Warrant under the Capital Purchase Program are discussed under “Terms of the Capital Purchase Program” (pages 7 through 9 of the preliminary Proxy Statement).  These effects include:

•
Restrictions on Common Share Dividends and Repurchases.  As long as the Senior Preferred Shares are outstanding, Peoples would not be permitted to declare or pay dividends on any common shares, nor would Peoples be permitted to repurchase or redeem any common shares, unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Shares are fully paid.  Unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the Treasury’s investment, any increase in common share dividends would be prohibited without the prior approval of the Treasury.  In addition, unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the Treasury’s investment, the Treasury’s consent would be required for any common share repurchases other than repurchases of common shares in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice.

•
Voting Rights.  Although the Senior Preferred Shares would be non-voting shares, the Senior Preferred Shares would have class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred Shares; (ii) any amendment to the rights of the Senior Preferred Shares; or (iii) any merger, consolidation, share exchange, reclassification or similar transaction which would adversely affect the rights of the Senior Preferred Shares.  In the event that the cumulative dividends on the Senior Preferred Shares were not paid in full for six dividend periods or more, whether or not consecutive, the authorized number of directors of Peoples would automatically be increased by two and the holders of the Senior Preferred Shares would have the right to elect two directors.  The right to elect directors would end when dividends have been paid in full for four consecutive dividend periods.

United States Securities and Exchange Commission
November 25, 2008

Bullet Point No. (c)

In the Pro Forma Condensed Consolidated Statements of Income, we have included the pro forma effect of preferred dividends on net income available to common shareholders and the dilutive impact of the preferred dividends and the Warrant on earnings per share.

We believe that the foregoing explanations and proposed revisions are responsive to your comments.  If you need any additional information, please contact me at (740) 376-7108, or our outside legal counsel, Elizabeth (Betsy) Farrar at (614) 464-5607.

                                Very truly yours,

                                                                /s/ EDWARD G. SLOANE

                                Edward G. Sloane
                                Chief Financial Officer and Treasurer

cc:           Matt McNair, Securities and Exchange Commission
        Elizabeth Turrell Farrar, Esq., Vorys, Sater, Seymour and Pease LLP

EXHIBIT A

Pro Forma Effect on Peoples’ Financial Statements

Overview

Peoples has placed great emphasis on protecting and enhancing its strong capital position and liquidity levels during this difficult credit cycle.  While current capital ratios for both Peoples and Peoples Bank exceed regulatory capital requirements for well capitalized financial institutions, the Board of Directors believes Peoples should take all necessary steps, including participating in the Capital Purchase Program, to achieve higher capital levels that will position Peoples and Peoples Bank to remain strong through this economic downturn.  However, if shareholders do not approve the proposed amendments to Peoples’ Amended Articles of Incorporation described in this Proxy Statement, Peoples would be precluded from participating in the Capital Purchase Program, which is one of the most cost effective methods for any financial institution to further strengthen its capital base in the current business environment.

If Peoples participates in the Capital Purchase Program, substantially all of the proceeds from the sale of Senior Preferred Shares likely would be used to infuse additional capital into its banking subsidiary, Peoples Bank.  This additional capital would provide Peoples Bank with additional strength to lend and serve its customers during these uncertain economic times, as well as grow its balance sheet through expansion opportunities that could be presented in the future.  Peoples may use a portion of the proceeds for other general corporate purposes, such as financing new financial services offices or other capital improvements, creating or acquiring non-bank providers of financial services and continuing to expand and/or upgrade products, systems and operations.  However, because of the dynamic nature of liquidity management, it is not possible to determine the actual uses of the proceeds Peoples will ultimately make if it issues the Senior Preferred Shares to the U.S. Treasury under the Capital Purchase Program given current economic conditions.  Regardless of the long-term use of the proceeds, Peoples expects to use the proceeds from the sale of Senior Preferred Shares initially to reduce the amount of short-term borrowings, consisting primarily of overnight advances from the Federal Home Loan Bank.

 In managing its consolidated balance sheet, Peoples depends on access to a variety of sources of funding to maintain a sufficient level of liquidity to meet its commitments and other cash needs.  Deposits serve as the primary source of liquidity and funding for lending activities.  Cash flows from both the loan and investment portfolios also provide a relatively stable source of funds.  Peoples also uses various wholesale funding sources as supplemental funding sources.  While participation in the Capital Purchase Program would allow Peoples to improve its liquidity position, management believes the current liquidity position is sufficient to meet its contractual obligations and anticipated cash needs.

 Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements for the nine months ended September 30, 2008 and the fiscal year ended December 31, 2007. The unaudited pro forma condensed consolidated financial data gives effect to the events discussed below as if they had occurred on January 1, 2007 for the statements of income and September 30, 2008 for the balance sheet data and capital ratios.

EXHIBIT A

•
The issuance of a minimum of $13,000,000, or 1% of Peoples’ total risk-weighted assets, and a maximum of $39,000,000, or 3% of Peoples’ total risk-weighted assets, of Senior Preferred Shares to the U.S. Treasury under the Capital Purchase Program.

•
The issuance of the Warrant to purchase a minimum of 104,502 of Peoples’ common shares and a maximum of 313,505 shares of Peoples’ common shares at a purchase price of $18.66 per share (trailing 20-day average closing prices of Peoples’ common shares as of November 11, 2008).

•	The reduction in short-term borrowings (consisting primarily of overnight advances from the Federal Home Loan Bank) using the proceeds from the Capital Purchase Program.

The “Minimum” and “Maximum” scenarios presented in the unaudited pro forma condensed consolidated financial data represent the minimum and maximum amounts which may be sold by Peoples under the Capital Purchase Program.  This information is being presented solely for the purpose of providing shareholders with information that may be useful when considering and evaluating the proposed amendment to Peoples’ Amended Articles of Incorporation.  Peoples has received preliminary approval of its application to participate in the Capital Purchase Program and expects to sell $39,000,000 of Senior Preferred Shares to the U.S. Treasury.

We present unaudited pro forma condensed consolidated balance sheet data, including selected line items from our balance sheet and selected capital ratios, as of September 30, 2008. We also present unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2008 and the fiscal year ended December 31, 2007. The pro forma condensed financial data may change materially from either the “Minimum” and “Maximum” scenarios based on the timing and utilization of the proceeds as well as certain other factors including the subsequent changes in Peoples’ common share price and the discount rate used to determine the fair value of the Senior Preferred Shares.

 The information should be read in conjunction with Peoples’ audited financial statements and the related notes filed as part of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and its unaudited consolidated financial statements and the related notes filed as part of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

 The following unaudited pro forma condensed consolidated financial data is not necessarily indicative of Peoples’ financial position or results of operations that actually would have been attained had proceeds from the Capital Purchase Program been received, or the issuance of the Warrant pursuant to the Capital Purchase Program been made, at the dates indicated, and is not necessarily indicative of Peoples’ financial position or results of operations that will be achieved in the future.  In addition, as noted above, Peoples’ participation in the Capital Purchase Program is subject to shareholders approving the proposed amendment to Peoples’ Amended Articles of Incorporation described in this Proxy Statement.

 Peoples’ future results also are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those risk factors described in this Proxy Statement and those detailed from time to time in Peoples’ reports filed with the SEC, including the those risk factors included in the disclosure under the heading “ITEM 1A. RISK FACTORS” of Part I of Peoples’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

EXHIBIT A

PEOPLES BANCORP INC. AND SUBSIDIARIES
Pro Forma Condensed Consolidated Balance Sheet Data and Capital Ratios

(Dollars in thousands)	September 30, 2008
		Pro forma
Balance Sheet Data:	Actual	Minimum (1)	Maximum (2)
Total assets	$ 1,920,388	$ 1,920,388	$ 1,920,388
Total liabilities (3)	1,723,294	1,710,294	1,684,294
Total stockholders’ equity	197,094	210,094	236,094

Capital Ratios:
Tier 1 capital ratio	12.35%	13.35%	15.35%
Total risk-based capital ratio	13.68%	14.69%	16.69%
Leverage ratio	8.66%	9.36%	10.76%
Equity to assets ratio	10.26%	10.94%	12.29%

(1)
Reflects the impact of the issuance of $13 million of Senior Preferred Shares and the related Warrant to purchase 104,502 of Peoples’ common shares to the U.S. Treasury under the Capital Purchase Program.

(2)
Reflects the impact of the issuance of $39 million of Senior Preferred Shares and the related Warrant to purchase 313,505 of Peoples’ common shares to the U.S. Treasury under the Capital Purchase Program.

(3)	Assumes proceeds were initially used to reduce short-term borrowings (consisting primarily of overnight advances from the Federal Home Loan Bank).

PEOPLES BANCORP INC. AND SUBSIDIARIES
Pro Forma Condensed Consolidated Statements of Income

	Nine Months Ended September 30, 2008
		Pro forma
	Actual	Minimum (1)	Maximum (2)
Net interest income (3)	$ 43,762	$ 44,015	$ 44,520
Provision for loan losses	14,198	14,198	14,198
Net interest income after provision for loan losses	29,564	29,817	30,322
Total other income	24,136	24,136	24,136
Total other expenses	39,979	39,979	39,979
Income before income taxes	13,721	13,974	14,479
Total income taxes (4)	3,169	3,258	3,434
Net income	$ 10,552	$ 10,716	$ 11,045
Less: Preferred dividends (5)	-	581	1,743
Net income available to common shareholders	$ 10,552	$ 10,135	$ 9,302

Earnings per share:
Basic	$ 1.02	$ 0.98	$ 0.90
Diluted	$ 1.02	$ 0.98	$ 0.89

Weighted-average number of common shares outstanding:
Basic	10,309,010	10,309,010	10,309,010
Diluted (6)	10,350,008	10,367,573	10,402,701

EXHIBIT A

	Year Ended December 31, 2007
		Pro forma
	Actual	Minimum (1)	Maximum (2)
Net interest income (3)	$ 53,921	$ 54,574	$ 55,879
Provision for loan losses	3,959	3,959	3,959
Net interest income after provision for loan losses	49,962	50,615	51,920
Total other income	25,364	25,364	25,364
Total other expenses	51,452	51,452	51,452
Income before income taxes	23,874	24,527	25,832
Total income taxes (4)	5,560	5,789	6,245
Net income	$ 18,314	$ 18,738	$ 19,587
Less: Preferred dividends (5)	-	768	2,304
Net income available to common shareholders	$ 18,314	$ 17,970	$ 17,283

Earnings per share:
Basic	$ 1.75	$ 1.72	$ 1.65
Diluted	$ 1.74	$ 1.70	$ 1.63

Weighted-average number of common shares outstanding:
Basic	10,462,933	10,462,933	10,462,933
Diluted (6)	10,529,634	10,559,963	10,620,621

(1)
Reflects the impact of the issuance of $13 million of Senior Preferred Shares and the related Warrant to purchase 104,502 of Peoples’ common shares to the U.S. Treasury under the Capital Purchase Program.

(2)
Reflects the impact of the issuance of $39 million of Senior Preferred Shares and the related Warrant to purchase 313,505 of Peoples’ common shares to the U.S. Treasury under the Capital Purchase Program.

(3)
Assumes proceeds were used to reduce short-term borrowings (consisting primarily of overnight advances from the Federal Home Loan Bank).
Thus, the pro forma information reflects the interest savings resulting from the lower short-term borrowings. The actual impact on net interest income would be different if Peoples utilizes a portion of the proceeds to fund loan growth.  However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual rates earned on those loans.

(4)	Additional income tax expense attributable to additional net interest income as described in Note 3 computed using a 35% statutory Federal tax rate.
(5)
Consists of dividends on Senior Preferred Shares at a 5% annual rate as well as accretion of discount on Senior Preferred Shares upon issuance.
The discount is determined based on the estimated fair value allocated to the Warrant upon issuance. The discount is accreted on a constant effective yield method (approximately 6.2%) over a five-year term. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount rate (market rate at issuance) on the Senior Preferred Shares, and assumptions underlying the value of the Warrant. The proceeds are allocated based on the relative fair value of the Warrant as compared to the fair value of the Senior
Preferred Shares. For the purpose of this pro forma, the fair value of the Warrant is estimated using the Black-Scholes model. The model includes assumptions regarding Peoples’ common share price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate.
The lower the value of the Warrant, the less negative the impact will be on net income and earnings per share available to common shareholders.
The fair value of the Senior Preferred Shares is determined based on assumptions regarding the discount rate (market rate) on the Senior Preferred
Shares (currently estimated at 14%). The lower the discount rate, the less negative the impact will be on net income and earnings per share available to common shareholders.

EXHIBIT A

(6)
As described in the section of this Proxy Statement captioned “Terms of the Capital Purchase Program,” the U.S. Treasury would receive a Warrant to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury.  The initial exercise price for the Warrant, and the market price for determining the number of common shares subject to the Warrant, is calculated based on the average of the closing prices of Peoples’ common shares on the 20 trading days ending on the last trading day prior to the date Peoples’
application for participation in the Capital Purchase Program was preliminarily approved by the U.S. Treasury, which was November 12, 2008.  This pro forma information assumes Peoples issued a Warrant to purchase a minimum of 104,502 and a maximum of 313,505 common shares at an exercise price of $18.66 on
January 1, 2007, and the Warrant remained outstanding for the entire period presented.  The treasury stock method was used to determine dilution of the
Warrant for the periods presented.